1001 Pennsylvania Avenue, NW — Washington, DC 20004-2505

Tel (202) 347-2626 — Fax (202) 347-1818

May 13, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Carlyle Group L.P. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the Securities and Exchange Commission on May 13, 2013.

Respectfully submitted,

The Carlyle Group L.P.

By:	Carlyle Group Management L.L.C.,
its general partner

/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	General Counsel